Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated August 12, 2020

Registration No. 333-223058

MARRIOTT INTERNATIONAL, INC.

3.500% Series GG Notes due 2032

PRICING TERM SHEET

Dated: August 12, 2020

Issuer:	Marriott International, Inc.

Anticipated Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Security:	3.500% Series GG Notes due 2032 (the “Series GG Notes”)

Aggregate Principal Amount:	$1,000,000,000

Maturity Date:	October 15, 2032

Coupon:	3.500%

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2021

Interest Rate Adjustment:	The interest rate payable on the Series GG Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes—Terms—Interest on the Notes” in the Preliminary Prospectus Supplement dated August 12, 2020.

Day Count Convention:	360-day year consisting of twelve 30-day months

Price to Public:	99.278% of the principal amount

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	99-17+ / 0.673%

Spread to Benchmark Treasury:	+290 basis points

Yield to Maturity:	3.573%

Optional Redemption Provisions:

The Series GG Notes may be redeemed in whole or in part at any time prior to July 15, 2032 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Series GG Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Series GG Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Series GG Notes being redeemed) plus 45 basis points, plus accrued and unpaid interest on the Series GG Notes to the redemption date.

The Series GG Notes may be redeemed in whole or in part from time to time on or after July 15, 2032 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to the redemption date.

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated August 12, 2020.

Trade Date:	August 12, 2020

Expected Settlement Date:	August 14, 2020 (T+2)

CUSIP / ISIN:	571903 BF9 / US571903BF91

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

Deutsche Bank Securities Inc.

BofA Securities, Inc.

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Truist Securities, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC Capital One Securities, Inc. Loop Capital Markets LLC PNC Capital Markets LLC Siebert Williams Shank & Co., LLC TD Securities (USA) LLC UniCredit Capital Markets LLC

Co-Managers:	Santander Investment Securities Inc. Standard Chartered Bank The Standard Bank of South Africa Limited

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.